Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 13, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories Gets Emergency Use Authorisation for Sputnik V in India.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:-	New York Stock Exchange Inc.(Stock Code: RDY)

NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	PRANAV PRIMLANI pranav.primlani@drreddys.com (Ph: +91- 9381905796

Dr. Reddy's Laboratories Gets Emergency Use Authorisation for Sputnik V in India

Hyderabad, India, April 13 , 2021	For Immediate Release

Hyderabad, India. April 13, 2021— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) today announced that it has received the permission from the Drug Controller General of India (DCGI) to import the Sputnik vaccine into India for restricted use in emergency situations as per the provisions of the New Drug and Clincial Trials rules, 2019 under the Drugs and Cosmetics Act.

In September 2020, Dr. Reddy’s had partnered with the Russian Direct Investment Fund (RDIF) to conduct the clinical trials of Sputnik V and distribute the vaccine in India. In addition to the trials conducted in Russia by RDIF. Phase II / III clinical trials of the vaccine were carried out by Dr. Reddy’s in India.

Dr Reddy’s Laboratories Co-chairman and managing director GV Prasad said, “We are very pleased to obtain the emergency use authorsation for Sputnik V in India. With the rising cases in India, vaccination is the most effective tool in our battle against COVID-19. This will enable us to contribute to our nation’s effort of vaccinating a signficant proportion of our population.”

Sputnik V is now approved for use in 60 countries around the world. It ranks second among coronavirus vaccines globally in terms of the number of approvals issued by government regulators. Sputnik V uses two different vectors for the two shots in a course of vaccination. The efficacy of Sputnik V was determined to be 91.6% as per a published article in the Lancet, one of the world's oldest and most respected medical journals.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. ((BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”